Exhibit 23.2

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Wag! Group Co. (formerly CHW Acquisition Corporation) on Amendment No. 2 to Form S-1 (File No. 333-267405) of our report dated March 9, 2022, which includes an explanatory paragraph as to CHW Acquisition Corporation’s ability to continue as a going concern, with respect to our audit of the financial statements of CHW Acquisition Corporation as of December 31, 2021 and for the period from January 12, 2021 (inception) through December 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

New York, NY

October 28, 2022